   |---------------|
   |    FORM 4     |
   |---------------|

[ ]  Check box if no longer                ------------------------------------
     subject to Section 16.                           OMB APPROVAL
     Form 4 or Form 5
     obligations may continue.              OMB Number                3235-0287
     See Instruction 1(b)                   Expires:          December 31, 2001
                                            Estimated average burden
                                            hours per response .............0.5
                                           ------------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

-------------------------------------------------------------------------------
 1. Name and Address of Reporting Person*

     SCP Private Equity Partners II, L.P.
     --------------------------------------------------------------------
     (Last)                          (First)                    (Middle)

                       435 Devon Park Drive, Building 300
     --------------------------------------------------------------------
                                    (Street)

     Wayne,                           PA                          19087
     --------------------------------------------------------------------
     (City)                         (State)                       (Zip)


-------------------------------------------------------------------------------
 2. Issuer Name and Ticker or Trading Symbol

                        Breakaway Solutions, Inc. (BWAY)
-------------------------------------------------------------------------------
 3. IRS or Social Security Number
    of Reporting Person (Voluntary)
-------------------------------------------------------------------------------
 4. Statement for Month/Year           |  5. If Amendment, Date of
                                       |     Original (Month/Year)
     07/2001                           |
-------------------------------------------------------------------------------
 6. Relationship of Reporting Person to Issuer (Check all applicable)

        ______  Director                      __X__    10% Owner

        ______  Officer                       _____    Other (specify below)
                 (give title below)

-------------------------------------------------------------------------------
 7. Individual or Joint/Group Reporting (Check applicable line)

        Form Filed by One Reporting Person
    ---
     X  Form Filed by More than One Reporting Person
    ---
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
TABLE I - Non-Derivative Securities Acquired, Disposed of,
          or Beneficially Owned
-------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Security              |  2. Transaction Date      | 3. Transaction Code     | 4. Securities Acquired (A) or Disposed
   (Instr. 3)                     |     (Month/Day/Year)      |    (Instr. 8)           |    of (D) (Instr. 3, 4 and 5)
                                  |                           |                         |
-----------------------------------------------------------------------------------------------------------------------------------
                                  |                           |             |           |      Amount    |   (A) or|     Price
                                  |                           |             |           |                |   (D)   |
-----------------------------------------------------------------------------------------------------------------------------------
                                  |                           |             |           |                |         |
-----------------------------------------------------------------------------------------------------------------------------------
                                  |                           |             |           |                |         |
-----------------------------------------------------------------------------------------------------------------------------------
                                  |                           |             |           |                |         |
-----------------------------------------------------------------------------------------------------------------------------------
                                  |                           |             |           |                |         |
-----------------------------------------------------------------------------------------------------------------------------------
                                  |                           |             |           |                |         |
-----------------------------------------------------------------------------------------------------------------------------------
                                  |                           |             |           |                |         |
-----------------------------------------------------------------------------------------------------------------------------------
                                  |                           |             |           |                |         |
===================================================================================================================================




----------------------------------------------------------------------------------------------
 5. Amount of Securities   | 6. Ownership Form:      | 7. Nature of Indirect Beneficial
    Beneficially Owned at  |    Direct (D) or        |    Ownership (Instr. 4)
    End of Month           |    Indirect (I)         |
    (Instr. 3 and 4)       |    (Instr. 4)           |
----------------------------------------------------------------------------------------------
                           |                         |
----------------------------------------------------------------------------------------------
                           |                         |
----------------------------------------------------------------------------------------------
                           |                         |
----------------------------------------------------------------------------------------------
                           |                         |
----------------------------------------------------------------------------------------------
                           |                         |
----------------------------------------------------------------------------------------------
                           |                         |
----------------------------------------------------------------------------------------------
                           |                         |
==============================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see
 Instruction 4(b)(v).
                                                                   (Over)
                                                              SEC 2270 (7-96)

-------------------------------------------------------------------------------
TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)
-------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security  |  2. Conversion or         | 3. Transaction Date     | 4. Transaction | 5. Number of Derivative
   (Instr. 3)                    |     Exercise Price of     |    (Month/Day/Year)     |    Code (Instr.|    Securities Acquired
                                 |     Derivative Security   |                         |    8)          |    (A) or Disposed of
                                 |                           |                         |                |    (D) (Instr. 3, 4 and 5)
-----------------------------------------------------------------------------------------------------------------------------------
                                 |                           |                         |                |     (A)     |    (D)
-----------------------------------------------------------------------------------------------------------------------------------
Warrant to Purchase              |    $70.00                 |        7/03/01          |    P           |   (FN 1)    |
Series A Preferred Stock         |     (FN1)                 |                         |                |             |
-----------------------------------------------------------------------------------------------------------------------------------
                                 |                           |                         |                |             |
-----------------------------------------------------------------------------------------------------------------------------------
                                 |                           |                         |                |             |
===================================================================================================================================

-------------------------------------------------------------------------------------------------
 6. Date Exercisable and      | 7. Title and Amount of Underlying    | 8. Price of Derivative
    Expiration Date           |    Securities (Instr. 3 and 4)       |    Security (Instr. 5)
    (Month/Day/Year)          |                                      |
                              |                                      |
-------------------------------------------------------------------------------------------------
 Date          | Expiration   |     Title      |   Amount or Number  |
 Exercisable   | Date         |                |   of Shares         |
               |              |                |                     |
-------------------------------------------------------------------------------------------------
  Presently    |  7/03/11     |   Series A     |      20,000         |        (FN 1)
               |              |   Preferred    |      (FN 1)         |
               |              |   Stock        |                     |
               |              |   (FN 1)       |                     |
-------------------------------------------------------------------------------------------------
               |              |                |                     |
-------------------------------------------------------------------------------------------------
               |              |                |                     |
=================================================================================================

-------------------------------------------------------------------------------------------------
 9. Number of Derivative      | 10. Ownership of Derivative          | 11. Nature of Indirect
    Securities Beneficially   |     Security: Direct (D) or          |     Beneficial Ownership
    Owned at End of Month     |     In-direct (1) (Instr. 4)         |     (Instr. 4)
    (Instr. 4)                |                                      |
-------------------------------------------------------------------------------------------------
         (FN 1)               |             (FN 1)                   |       (FN 1)
                              |                                      |
-------------------------------------------------------------------------------------------------
                              |                                      |
-------------------------------------------------------------------------------------------------
                              |                                      |
                              |                                      |
=================================================================================================

Explanation of Responses:

(FN1) On July 3, 2001, the Issuer issued to SCP Private Equity Partners II, L.P. ("SCP") a warrant (the "Warrant") to purchase up to 20,000 shares of the Issuer's Series A Preferred Stock, $.0001 par value (the "Series A Preferred"). The Warrant was issued to SCP in consideration of SCP's execution and delivery to Silicon Valley Bank (the "Bank") of a guaranty (the "Guaranty") of the Issuer's obligations under the Loan and Security Agreement dated July 3, 2001, between the Issuer and the Bank (the "Loan Agreement") and the Master Lease Agreement dated as of September 28, 1999, between the Issuer and the Bank. SCP's execution and delivery of the Guaranty was a condition to the Bank's execution and delivery of the Loan Agreement. The initial exercise price of the Warrant and the number of shares of Series A Preferred Stock underlying the Warrant are subject to adjustment upon certain events as set forth in the Warrant. Each share of Series A Preferred is initially convertible into 100 shares of common stock of the Issuer, subject to increase for dividends and dilutive issuances as set forth in the Issuer's Designation of the Series A Preferred Stock. In addition to the Warrant, as of the end of the month, the following derivative securities of the Issuer are beneficially owned by the reporting persons: (1) warrants to purchase up to 35,063,060 shares of the Issuer's common stock and (2) 214,286 shares of Series A Preferred. For purposes of Section 16 reporting, SCP is deemed to be a direct beneficial owner of the derivative securities of the Issuer disclosed herein. SCP Private Equity II, LLC (the "Manager") is deemed to be an indirect beneficial owner of the derivative securities of the Issuer disclosed herein because of a contractual agreement with SCP which grants the Manager the power to make voting and investment decisions regarding the securities held by SCP.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

      /s/  Wayne B. Weisman                                   August 7, 2001
------------------------------------                       -------------------
  **Signature of Reporting Person                                  Date
Name:  Wayne B. Weisman
Title: A Manager of SCP Private Equity II, LLC, the Manager of
       SCP Private Equity II General Partner, L.P., a General
       Partner of the Reporting Person

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                                 SEC 2270 (7-96)

                            Joint Filer Information

Name:                                SCP Private Equity II, LLC

Address:                             435 Devon Park Drive, Building 300
                                     Wayne, Pennsylvania 19087

Designated Filer:                    SCP Private Equity Partners II, L.P.

Issuer & Ticker Symbol:              Breakaway Solutions, Inc. (BWAY)

Date of Evening Requiring Statement: July 3, 2001

Signature:                           By:    /s/ Wayne B. Weisman
                                            --------------------------
                                     Name:  Wayne B. Weisman
                                     Title: Manager










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